Filed Pursuant to Rule 433
Registration No.: 333-125581

The CurrencySharesSM Euro Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer and any offering participant will arrange to send you the prospectus if you request it by calling toll-free 1-800-820-0888.

The following article was posted on the Investor’s Business Daily website on February 9, 2007. As of that date, it was accessible for free on the internet by visiting: http://www.investors.com/editorial/IBDArticles.asp?artsec=28&issue=20070209&rss=1&view=1#toptop.

The assets held by the Trust, sponsored by Rydex Specialized Products LLC d/b/a Rydex Investments, consist solely of euro; the Trust does not hold mixed foreign currency as stated in the following article. Additionally, Rydex Investments does not offer a mixed foreign currency ETF.

Rydex Introduces ETF Tracking Japanese Yen

BY JESSE EMSPAK
INVESTOR’S BUSINESS DAILY

Posted 2/9/2007

Rydex Investments has launched a Japanese yen exchange-traded fund, the latest of eight that the firm offers to advisers.

Tim Meyer, ETF business manager, said Rydex wants to offer diversification beyond equities, fixed income and cash. The new ETF is called the CurrencyShares Japanese Yen Trust and trades under the ticker FXY. It should start trading this week.

The other ETFs offered track the euro, the British pound, Swiss franc, Swedish krona, Mexican peso and Canadian and Australian dollars. Rydex also offers a mixed foreign currency ETF. All of the currency ETFs invest via demand deposit accounts. “A lot of individual investors dabble in forex accounts,” Meyer said. “But this allows only as much leverage as is allowed in a brokerage account.” That makes it a safer bet for most people, he said.

Yen Recovering

Meyer said Rydex chose to offer the yen because it’s the second most-traded currency vs. the dollar (the first is the euro) and the yen is at a four-year low. It ended trading Friday at 121.67. The dollar last bottomed vs. a surging yen between November 2004 and January 2005, when it traded near 103.

Meanwhile, Japanese interest rates are still low with the Bank of Japan rate at about 0.25% and 10-year notes at 1.7%.

Any rebound in the Japanese economy could strengthen the yen, Meyer said. Investors would be hurt if there were a substantial slowdown.

A white paper by a Princeton professor on modern portfolio theory also pushed Rydex into offering currency, Meyer said. With new vehicles, including ETFs, available to investors, the old systems that consider only equities, fixed-income and cash are no longer as useful.

New Vehicles

“The paper highlights that . . . basically asking why institutions tend to outperform individuals,” Meyer said. Institutions have long had access to currencies, commodities and the like, allowing them to take advantage of bull markets in those areas even when traditional investments were faltering.

Also, many firms, including Rydex, were rolling out commodity-based ETFs.

Rydex issued a New York Board of Trade dollar index-based mutual fund in 2005, but the dollar was weakening as 2006 opened. “In ‘06 people wanted a defense against the weak dollar,” Meyer said.

Traditional foreign market equity investing did not offer that kind of hedge because Rydex found that foreign markets were closely correlated to those in the U.S., but currency had almost zero correlation.

Thus far, Rydex’s currency ETFs have garnered from $10 million to $60 million each since their launches between December 2005 and June 2006.

The mixed foreign currency ETF, the CurrencyShares Euro Trust, (FXE) has picked up $900 million.

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